UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

17 Education & Technology Group Inc.
(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)

81807M106
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81807M106	SCHEDULE 13G	Page 2 of 8

1	NAME OF REPORTING PERSON Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 44,100,592
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 44,100,592

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,100,592
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7%*
12	TYPE OF REPORTING PERSON HC

*	This percentage calculation is based on 411,211,902 Class A Ordinary Shares outstanding, according to the Issuer’s prospectus dated December 3, 2020.

CUSIP No. 81807M106	SCHEDULE 13G	Page 3 of 8

1	NAME OF REPORTING PERSON Tembusu Capital Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 44,100,592
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 44,100,592

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,100,592
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7%*
12	TYPE OF REPORTING PERSON HC

*	This percentage calculation is based on 411,211,902 Class A Ordinary Shares outstanding, according to the Issuer’s prospectus dated December 3, 2020.

CUSIP No. 81807M106	SCHEDULE 13G	Page 4 of 8

1	NAME OF REPORTING PERSON Esta Investments Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 44,100,592
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 44,100,592

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,100,592
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7%*
12	TYPE OF REPORTING PERSON CO

*	This percentage calculation is based on 411,211,902 Class A Ordinary Shares outstanding, according to the Issuer’s prospectus dated December 3, 2020.

CUSIP No. 81807M106	SCHEDULE 13G	Page 5 of 8

ITEM 1

(a)	Name of Issuer

17 Education & Technology Group Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

16/F, Block B, Wangjing Greenland Center
Chaoyang District, Beijing 100102
People's Republic of China

ITEM 2

(a)	Names of Persons Filing

(i) Temasek Holdings (Private) Limited (“Temasek”)

(ii) Tembusu Capital Pte. Ltd. (“Tembusu”)

(iii) Esta Investments Pte. Ltd. (“Esta” and, together with Temasek and Tembusu, the “Reporting Persons”)

(b)	Address of Principal Business Office or, if none, Residence

Each of the Reporting Persons:

60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891

(c)	Citizenship

Each of the Reporting Persons: Singapore

(d)	Title of Class of Securities

Class A Ordinary Shares, par value US$0.0001 per share

(e)	CUSIP Number

81807M106. This CUSIP number applies to the American depositary shares. Two American depositary shares represent five Class A Ordinary shares of the Issuer.

ITEM 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4	Ownership

Ownership information as of December 31, 2020 with respect to Temasek, Tembusu and Esta is incorporated by reference through items (5) through (9) and (11) of the cover page for each entity.

Esta shares the power to vote and the power to dispose of 44,100,592 Class A Ordinary Shares held directly by it with Tembusu and Temasek. Esta is wholly owned by Tembusu, which is wholly owned by Temasek.

CUSIP No. 81807M106	SCHEDULE 13G	Page 6 of 8

ITEM 5	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

ITEM 8	Identification and Classification of Members of the Group

Not applicable.

ITEM 9	Notice of Dissolution of Group

Not applicable.

ITEM 10	Certifications

Not applicable.

CUSIP No. 81807M106	SCHEDULE 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2021

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Andrew Ang Lye Whatt
Name:	Andrew Ang Lye Whatt
Title:	Authorised Signatory

TEMBUSU CAPITAL PTE. LTD.

By:	/s/ Gregory Tan
Name:	Gregory Tan
Title:	Director

ESTA INVESTMENTS PTE LTD.

By:	/s/ Yap Zhi Liang
Name:	Yap Zhi Liang
Title:	Director

CUSIP No. 81807M106	SCHEDULE 13G	Page 8 of 8

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the U.S. Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other reporting persons on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A Ordinary Shares, par value $0.0001 per share, of 17 Education & Technology Group Inc., a Cayman Islands exempted company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 5, 2021.

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Andrew Ang Lye Whatt
Name:	Andrew Ang Lye Whatt
Title:	Authorised Signatory

TEMBUSU CAPITAL PTE. LTD.

By:	/s/ Gregory Tan
Name:	Gregory Tan
Title:	Director

ESTA INVESTMENTS PTE LTD.

By:	/s/ Yap Zhi Liang
Name:	Yap Zhi Liang
Title:	Director